U.S. Securities and Exchange Commission
                  Washington, D.C. 20549

                        Form 12b-25

                NOTIFICATION OF LATE FILING

     [X]  Form 10KSB

     Annual Report for year ended September 30, 2001

     [X]  TRANSITION REPORT ON FORM 10-K

     PART I   REGISTRANT INFORMATION:

          UNIVERSAL BIO-MEDICAL ENTERPRISES, INC.
(Exact name of small business issuer as specified in its charter)

   Former Name:  Universal Bio-Medical Enterprise, Inc.

            Florida                           65-0756378
     (State of incorporation)     (IRS Employer Identification No.)

              3473 S.W. Palm City School Road
                 Palm City, Florida 34990
         (Address of principal executive offices)

                      (561) 287 3340
                (Issuers telephone number)

     PART II   RULES 12b-25(b) and (c):

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a)     The reasons described in reasonable detail in
                       Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]       (b)     The subject annual report, semi-annual report,
                       transition report on Form 10K,
                       Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth

               (c) calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

               (d) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III   NARRATIVE:

     The company could not file its Form 10K for the period ending September 30, 2001 within the prescribed time period without unreasonable effort or additional expense to the company.

     The registrant has been given every assurance that it will be completed and submitted no later than the 15-day extension period.

     PART IV   OTHER INFORMATION:

          (1) Name and telephone number of person to contact in regard to this notification:

          Mack L. Hunter -  (561) 287-3340

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
               Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s)
               been filed.   [YES]

          (3)  Is it anticipated that any significant change in
               results of operations from the corresponding period
               or portion thereof?   [NO]

     UNIVERSAL BIO-MEDICAL ENTERPRISES, INC.
     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  December 31, 2001

     By:   Mack L. Hunter
     Name:  Mack L. Hunter
     Title:  President